UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40851

Sofgen Pharma S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Name Change

On December 5, 2025, the shareholders of Sofgen Pharma S.A. (formerly known as Procaps Group, S.A.) (the “Company”), passed a resolution to change the Company’s name from “Procaps Group, S.A.” to “Sofgen Pharma S.A.” (the “Name Change”).

In connection with the Name Change, the Company’s new website, effective Monday, December 8, will be: https://www.sofgenpharma.com/ and the Company’s investor relations website will be: https://www.investor.sofgenpharma.com.

Results of the Extraordinary General Meeting

On December 5, 2025, the Company held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). The Company’s shareholders approved and adopted all matters submitted to them at the Extraordinary General Meeting as further described below.

1.	Decision to change the name of the Company from “Procaps Group, S.A., to “Sofgen Pharma S.A.” and subsequent amendment of article 1 of the articles of association.

The Extraordinary General Meeting resolved to change the name of the Company from from “Procaps Group, S.A.” to “Sofgen Pharma S.A.”

As a consequence thereof, the Extraordinary General Meeting Resolved to amend article 1 of the articles of association of the Company which shall henceforth read as follows:

“Article 1 Name – Legal form

There exists a public limited company (société anonyme) under the name Sofgen Pharma S.A. (the “Company”) which shall be governed by the law of 10 August 1915 on commercial companies, as amended (the “Law”), as well as by the present articles of association.”

This resolution was approved by 2,047,919,269 votes, representing approximately 99.521% of the votes of the shares present or represented.

2.	Delegation of powers – Miscellaneous.

The Extraordinary General Meeting resolved to authorise any director of the Company from time to time in office as well as any daily manager of the Company (délégué à la gestion journalière), each acting individually and with full power of substitution, to inform any relevant counterpart, service provider, financial institution, supervisory authority, and/or interested party as may be required by law or otherwise deemed necessary and to proceed with any filing and/or publication that may be required in connection with the change of name of the Company. These persons are also hereby authorized to proceed to any actions, corrections, and deeds which are in line with the present resolutions and /or which reflect the intentions of the shareholders.

This resolution was approved by 2,047,576,124 votes, representing approximately 99.50% of the votes of the shares present or represented.

Results of the Annual General Meeting

On December 5, 2025, the Company held an annual general meeting of shareholders (the “Annual General Meeting”). The Company’s shareholders approved certain matters submitted to them at the Annual General Meeting as further described below.

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of April 11, 2025.

No vote was required on this item of the agenda.

The Annual General Meeting acknowledged the following (potential, as applicable) conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the consolidated articles of association of the Company as of April 11, 2025 (the “Articles”):

(1)	Vote on the approval of a compensation for Mr. Alejandro Weinstein.

It was reported in the March 11, 2025 minutes of the Board of Directors that Mr. Alejandro Weinstein, Mr. Nicolas Weinstein and Mr. Alberto Eguiguren had a conflict of interest of financial nature, conflicting with the one of the Company, in relation to the discussion and subsequent approval or not of a compensation to be granted to Mr. Alejandro Weinstein.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alejandro Weinstein, Mr. Nicolas Weinstein and Mr. Alberto Eguiguren refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted by a majority vote of the directors present or represented at such meeting (the “Majority Requirement”).

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(2)	Approval in principle of the increase of the share capital of the Company, within the limits and under the authorised share capital of the Company and by removing the preferential rights of the existing shareholders of the Company to subscribe to ordinary shares, through the issuance of shares to certain accredited investors, subject to fulfilment of certain condition precedent and approval of the execution of any ancillary documents in connection therewith.

It was reported in the March 24, 2025 minutes of the Board of Directors that (i) Mr. Alejandro E. Weinstein declared having a direct conflict of interest of financial nature, (ii) Mr. Nicolas A. Weinstein declared having an indirect conflict of interest of financial nature and (iii) Mr. Alberto Eguiguren Correa declared having a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

(i)	discussion and approval, in principle, of the increase of the share capital of the Company, within the limits and under the authorised share capital of the Company and by removing the preferential rights of the existing shareholders of the Company to subscribe to ordinary shares, through the issuance of shares to certain accredited investors, subject to fulfilment of certain conditions precedent;

(ii)	acknowledgment and approval of the conditions precedent for the capital increase as follows: (a) receipt, by the Company, of all executed subscription agreements governed by the laws of the State of New-York from the accredited investors, (b) approval of the increase of the authorised share capital of the Company by the extraordinary general meeting of the shareholders convened for such purpose, (c) receipt, by the Company, of Luxembourg law governed executed subscription forms by the accredited investors together with relevant know-your customer materials, (d) receipt on the bank account of the Company of the relevant subscription amounts from the accredited investors; and

(iii)	discussion and approval of any supporting documentation that were required in connection with such capital increase.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alejandro E. Weinstein, Mr. Nicolas A. Weinstein and Mr. Alberto Eguiguren Correa refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(3)	Discussion and approval of the closing actions and related share issuance under the authorised share capital of the Company in connection with the funding being provided by accredited investors of the Company.

It was reported in the April 9, 2025 minutes of the Board of Directors that (i) Mr. Alejandro E. Weinstein declared having a direct conflict of interest of financial nature, (ii) Mr. Nicolas A. Weinstein declared having an indirect conflict of interest of financial nature and (iii) Mr. Alberto Eguiguren Correa declared having a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

(i)	Acknowledgment of (a) the partial assignment of the rights, title and interest in and to an aggregate principal and accrued interest of, the convertible notes originally issued by the Company to one of the shareholders of the Company (the “Assignor”) to certain accredited investors, (b) the partial assignment of the rights, title and interest in the right to receive a warrant amount under a warrant originally granted to the Assignor to certain accredited investors and (c) the automatic conversion of such convertible notes by each of the Assignor and the accredited investors;

(ii)	Approval of (a) the subsequent increase of the share capital of the Company, within the limits and under the conditions of the increased authorised share capital, through the issuance of certain ordinary shares of the Company with a nominal value of EUR 0.01 each to the Assignor and certain accredited investors, (b) the subsequent issuance of warrants, by the Company, to the Assignor and certain accredited investors and (c) the removal of the preferential subscription rights of the existing shareholders of the Company in connection with the issuances under (a) and (b) above;

(iii)	Approval of (a) the increase of the share capital of the Company, within the limits and under the conditions of the increased authorised share capital, through the issuance of certain ordinary shares of the Company with a nominal value of EUR 0.01 each to certain third-party cash investors and (b) the removal of the preferential subscription rights of the existing shareholders of the Company in connection with the issuance under (a) above; and

(iv)	discussion and approval of any supporting documentation and powers of attorney that were required in connection with such capital increases.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alejandro E. Weinstein, Mr. Nicolas A. Weinstein and Mr. Alberto Eguiguren Correa refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(4)	Discussion and approval of the remuneration of the members of the audit, compensation and nominating committees of the Company from September 1st, 2025, as proposed by the compensation committee of the Company.

It was reported in the August 25, 2025 minutes of the Board of Directors that all Directors declared having a direct, indirect or potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the approval of the remuneration of the members of the audit, compensation and nominating committees of the Company from September 1st, 2025 as proposed by the compensation committee of the Company since all Directors save for Mr. Alejandro E. Weinstein are members of such committees of the Company which remunerations is being approved, and Mr. Alejandro E. Weinstein is indirectly conflicted because of his family relationship with a member of the committee which remuneration is being approved.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, all Directors, save for Mr. Alejandro E. Weinstein refrained from taking part to the deliberations and from voting.

Consequently, the Majority Requirement was not fulfilled, and the decision was submitted to the Annual General Meeting.

2.	Presentation of the rectified report of the independent auditor of the Company in respect of the rectified consolidated financial statements for the financial year ended December 31, 2021.

No vote was required on this item of the agenda.

The Board of Directors presents to the Annual General Meeting the rectified report issued by the Company’s independent auditor (réviseur d’entreprises agréé), Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, on the 2021 Rectified Consolidated Financial Statements (the “2021 Rectified Auditor Report”) relating to the financial year ended December 31, 2021.

3.	Presentation and approval of the rectified audited consolidated financial statements for the financial year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS).

At the Annual General Meeting, after having reviewed the Form 20-F and the 2021 Rectified Auditor Report, the shareholders resolved to approve the rectified audited consolidated financial statements of the Company for the financial year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS) (the “2021 Rectified Consolidated Financial Statements”).

This resolution was approved by 2,048,453,093 votes, representing approximately 99.527% of the votes of the shares present or represented.

4.	Presentation of the rectified report of the independent auditor of the Company in respect of the rectified consolidated financial statements for the financial year ended December 31, 2022.

No vote is required on this item of the agenda.

At the Annual General Meeting, the Board presented the rectified report issued by the Company’s independent auditor (réviseur d’entreprises agréé), Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, on the 2022 Rectified Consolidated Financial Statements (the “2022 Rectified Auditor Report”) relating to the financial year ended December 31, 2022.

5.	Presentation and approval of the rectified audited consolidated financial statements for the financial year ended December 31, 2022 prepared in accordance with the International Financial Reporting Standards (IFRS).

At the Annual General Meeting, after having reviewed the Form 20-F and the 2022 Rectified Auditor Report, the shareholders resolved to approve the rectified audited consolidated financial statements of the Company for the financial year ended December 31, 2022 prepared in accordance with the International Financial Reporting Standards (IFRS) (the “2022 Rectified Consolidated Financial Statements”).

This resolution was approved by 2,048,453,103 votes, representing approximately 99.527% of the votes of the shares present or represented.

6.	Presentation of the report of the independent auditor of the Company in respect of the consolidated financial statements for the financial year ended December 31, 2023.

No vote was required on this item of the agenda.

At the Annual General Meeting, the Board presented the report issued by the Company’s independent auditor (réviseur d’entreprises agréé), Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, on the 2023 Consolidated Financial Statements (the “2023 Auditor Report”) relating to the financial year ended December 31, 2023.

7.	Presentation of the report of the statutory auditor of the Company in respect of the standalone annual accounts for the financial year ended December 31, 2023.

No vote was required on this item of the agenda.

At the Annual General Meeting, the Board presented the report issued by the Company’s statutory auditor (commissaire aux comptes), Mr. Carlos A. Piocuda Russo, on the 2023 Annual Accounts (the “2023 Statutory Report”) relating to the financial year ended December 31, 2023.

8.	Presentation and approval of the audited consolidated financial statements for the financial year ended December 31, 2023 prepared in accordance with the International Financial Reporting Standards (IFRS).

At the Annual General Meeting, after having reviewed the Form 20-F and the 2023 Auditor Report, the shareholders resolved to approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2023 prepared in accordance with the International Financial Reporting Standards (IFRS) (the “2023 Consolidated Financial Statements”).

This resolution was approved by 2,048,453,510 votes, representing approximately 99.527% of the votes of the shares present or represented.

9.	Presentation and approval of the unaudited standalone annual accounts for the financial year ended December 31, 2023 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP).

At the Annual General Meeting, after having reviewed the Form 20-F and the 2023 Statutory Report, the shareholders resolved to approve the unaudited standalone annual accounts for the financial year ended December 31, 2023 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) (the “2023 Annual Accounts”).

This resolution was approved by 2,048,337,964 votes, representing approximately 99.522% of the votes of the shares present or represented.

10.	Presentation of the annual report on Form 20-F of the Company for the financial year ended December 31, 2023 and as filed with the U.S. Securities and Exchange Commission in respect of the annual accounts and the consolidated financial statements for the financial year ended December 31, 2023, which Form 20-F also includes the restated consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022 and the associated audit report of the independent auditor of the Company.

No vote was required on this item of the agenda.

At the Annual General Meeting, the Board presented the Company’s annual report on Form 20-F (functioning in all material respects as consolidated report of the Board of Directors in respect of (i) the 2023 Annual Accounts and the 2023 Consolidated Financial Statements (as such terms are defined hereinafter) for the financial year ended December 31, 2023, in accordance with article 1720-1 of the Law), which Form 20-F also includes (ii) the restated consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2022 and (ii) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission.

11.	Allocation of results for the financial year ended December 31, 2023.

At the Annual General Meeting, it was acknowledged that the Company made a profit of USD 12,250,478.35 during the financial year ended December 31, 2023 and the shareholders resolved to approve the allocation of the results of the Company based on the 2023 Annual Accounts as follows:

Result of the financial year 2023	USD	12,250,478.35
Result brought forward from the previous years	USD	28,180,181.35
Entire result of the financial year to be carried forward to the following financial year	USD	12,250,478.35

The Board of Directors, noting that, at a consolidated level the Company has made a profit of USD 40,343,000 during the financial year ended December 31, 2023 and at an individual (standalone) level, the Company has made a profit of USD 12,250,478.35 during such same period, recommended a vote for the allocation of the results for the financial year ended December 31, 2023 at an individual (standalone) level, as set forth above.

This resolution was approved by 2,048,453,510 votes, representing approximately 99.527% of the votes of the shares present or represented.

12.	Vote on discharge (quitus) to Mr. Carlos Piocuda, as statutory auditor (commissaire aux comptes) of the Company, for the proper performance of his duties as statutory auditor (commissaire aux comptes) for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting, the shareholders resolved to grant full and total discharge to Mr. Carlos A. Piocuda Russo, as statutory auditor (commissaire aux comptes) of the Company, for the proper performance of his duties as statutory auditor (commissaire aux comptes) for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,401,432 votes, representing approximately 99.525% of the votes of the shares present or represented.

13.	Vote on discharge (quitus) to Mr. José Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders did not grant full and total discharge to Mr. José Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was rejected by 2,033,275,584 votes, representing approximately 98.79% of the votes of the shares present or represented, were cast against it.

14.	Vote on discharge (quitus) to Mr. Ruben Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders did not grant full and total discharge to Mr. Ruben Minski, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was rejected by 2,033,193,084 votes, representing approximately 98.78% of the votes of the shares present or represented, were cast against it.

15.	Vote on discharge (quitus) to Mr. Kyle P. Bransfield, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders resolved to grant full and total discharge to Mr. Kyle P. Bransfield, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,284,255 votes, representing approximately 99.519% of the votes of the shares present or represented.

16.	Vote on discharge (quitus) to Ms. Sandra Sanchez y Oldenhage, as member of the Board of Directors, for the proper performance of her duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders resolved to grant full and total discharge to Ms. Sandra Sanchez y Oldenhage, as member of the Board of Directors, for the proper performance of her duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,399,801 votes, representing approximately 99.525% of the votes of the shares present or represented.

17.	Vote on discharge (quitus) to Mr. Luis Fernando Castro, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders resolved to grant full and total discharge to Mr. Luis Fernando Castro, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,284,255 votes, representing approximately 99.519% of the votes of the shares present or represented.

18.	Vote on discharge (quitus) to Mr. David Yanovich, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders resolved to grant full and total discharge to Mr. David Yanovich, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,314,360 votes, representing approximately 99.521% of the votes of the shares present or represented.

19.	Vote on discharge (quitus) to Mr. Alberto Eguiguren Correa, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders resolved to grant full and total discharge to Mr. Alberto Eguiguren Correa, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,284,255 votes, representing approximately 99.519% of the votes of the shares present or represented.

20.	Vote on discharge (quitus) to Mr. Daniel W. Fink, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders resolved to grant full and total discharge to Mr. Daniel W. Fink, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,284,255 votes, representing approximately 99.519% of the votes of the shares present or represented.

21.	Vote on discharge (quitus) to Mr. Alejandro Weinstein, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

At the Annual General Meeting the shareholders resolved to grant full and total discharge to Mr. Alejandro Weinstein, as member of the Board of Directors, for the proper performance of his duties as member of the Board of Directors for and in connection with the financial year ended December 31, 2023.

This resolution was approved by 2,048,319,360 votes, representing approximately 99.521% of the votes of the shares present or represented.

22.	Confirmation of the mandate of Mr. Carlos Garcia Iragorri in replacement of Mr. Roberto Albisetti as of May 8, 2025 by way of co-option.

At the Annual General Meeting the shareholders resolved to confirm the mandate as member of the Board of Directors of Mr. Carlos Garcia Iragorri, born on October 13, 1955 in Barranquilla, Colombia, residing at 781 Crandon Boulevard, Apartment 1401, Key Biscayne, Florida, FL 33149, United States of America, with effect as of May 8, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Roberto Albisetti).

This resolution was approved by 2,048,344,310 votes, representing approximately 99.522% of the votes of the shares present or represented.

23.	Confirmation of the mandate of Mr. Manuel José Vial Claro in replacement of Mr. Ernesto Carrizosa as of May 8, 2025 by way of co-option.

At the Annual General Meeting the shareholders resolved to confirm the mandate as member of the Board of Directors of Mr. Manuel José Vial Claro, born on September 30, 1984 in Las Condes, Chile, residing at San Damian 681, Las Condes, Chile, with effect as of May 8, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Ernesto Carrizosa).

This resolution was approved by 2,048,424,751 votes, representing approximately 99.526% of the votes of the shares present or represented.

24.	Confirmation of the mandate of Mr. Fernando Moreira in replacement of Mr. Jorddy Antonio Perez Galindo as of July 14, 2025, by way of co-option.

At the Annual General Meeting the shareholders resolved to confirm the mandate as member of the Board of Directors of Mr. Fernando Sebastian Moreira Muniz, born on 16 December 1976 in Montevideo, Uruguay, residing at Camino de los Horneros 220, Lote 196, Lomas de Carrasco, La Tahona, CP 15800, Canelones, Uruguay, with effect as of July 14, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Jorddy Antonio Perez Galindo).

This resolution was approved by 2,048,434,856 votes, representing approximately 99.526% of the votes of the shares present or represented.

25.	Confirmation of the mandate of Mr. Carlos Romero-Camacho in replacement of Mr. Jose Frugone Domke as of July 14, 2025 by way of co-option.

At the Annual General Meeting the shareholders resolved to confirm the mandate as member of the Board of Directors of Mr. Carlos Romero-Camacho, born on 10 October 1965 in Madrid, Spain, residing at Calle Menendez Pidal 39 Bloque 3, Planta 3, Puerta C, 28036, Madrid , with effect as of July 14, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Jose Frugone Domke).

This resolution was approved by 2,048,344,310 votes, representing approximately 99.522% of the votes of the shares present or represented.

26.	Approval of the remuneration to be paid to Mr. Alejandro Weinstein as executive chairman of the Company from April 1st, 2025.

At the Annual General Meeting the shareholders approved the remuneration to be paid to Mr. Alejandro Weinstein as executive chairman of the Company for the financial year ending December 31, 2025 and decides that Mr. Alejandro Weinstein, in its capacity as executive chairman of the Company, shall receive a monthly net remuneration of USD 50,000, effective from April 1st, 2025, subject to a maximum cap of 20% on the withholding tax, which shall be borne by the Company as the maximum employer cost, in the event the Company is redomiciled in a jurisdiction other than Luxembourg

This resolution was approved by 2,048,312,338 votes, representing approximately 99.520% of the votes of the shares present or represented.

27.	Approval and, to the extent necessary ratification of the remuneration of the members of the audit, compensation and nominating committees of the Company and to the members of the Board of Directors from September 1st, 2025, as proposed by the compensation committee of the Company.

At the Annual General Meeting the shareholders approved the remuneration to be paid and effective from September 1st, 2025 to the members of the members of the audit, compensation and nominating committee of the Company from time to time in office for the financial year ending December 31, 2025 and decides that the amounts of such remuneration are as follows:

(a)	each member of the audit committee of the Company in office from time to time shall receive a monthly net remuneration of USD 1,500;

(b)	each member of the compensation committee of the Company in office from time to time shall receive a monthly net remuneration of USD 1,000; and

(c)	each member of the nominating committee of the Company in office from time to time shall receive a monthly net remuneration of USD 1,000.

At the Annual General Meeting the shareholders further approved the remuneration to be paid to the members of the Board of Directors from time to time in office for the financial year ending December 31, 2025 and decides that each director of the Company in office from time to time shall receive a monthly net remuneration of USD 5,000 effective from September 1st, 2025.

This resolution was approved by 1,437,705,745 votes, representing approximately 69.853% of the votes of the shares present or represented.

28.	Delegation of powers. Miscellaneous

At the Annual General Meeting the shareholders resolved to authorise any director of the Company from time to time in office and/or any lawyer or employee of 55LEGAL., any employee of 55LEGAL., all professionally residing in Luxembourg, each acting individually and with full power of substitution, to arrange (i) for the filing of (a) the 2021 Rectified Consolidated Financial Statements, (b) the 2021 Rectified Auditor Report, (c) the 2022 Rectified Consolidated Financial Statements, (d) the 2022 Rectified Auditor Report, (e) the 2023 Annual Accounts, (f) the 2023 Statutory Report, (g) the 2023 Consolidated Financial Statements, (h) the 2023 Auditor Report and (i) the Form 20-F, with the Luxembourg Trade and Companies Register as well as with any filing that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions. These persons are also hereby authorized to proceed to any actions, corrections, and deeds which are in line with the present resolutions and /or which reflect the intentions of the shareholders.

This resolution was approved by 2,048,398,174 votes, representing approximately 99.525% of the votes of the shares present or represented.

The information contained in this section is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Consolidated Articles of Association of the Company, as of December 5, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOFGEN PHARMA S.A.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Chief Executive Officer

Dated: December 5, 2025